SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
DISH NETWORK CORPORATION
(Name of Subject Company (Issuer))
ECHOSTAR CORPORATION
(Name of Filing Person (Offeror and Affiliate of Issuer))
0% Convertible Senior Notes due 2025 and 3.375% Convertible Senior Notes 2026
(Title of Class of Securities)
25470MAF6 (2025 Notes) and 25470MAB5 (2026 Notes)
(CUSIP Number of Class of Securities)
Dean A. Manson
Chief Legal Officer and Secretary
EchoStar Corporation
100 Inverness Terrace East
Englewood, Colorado 80112
(303) 706-4000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
Jonathan Michels Gary Kashar Andrew J. Ericksen White & Case LLP 1221 Avenue of the Americas New York, New York 10020 (212) 819-8200	Timothy A. Messner Secretary DISH Network Corporation 9601 South Meridian Boulevard Englewood, Colorado 80112 (303) 723-1000	John Tripodoro Ariel Goldman Tristan Manley Cahill Gordon & Reindel LLP 32 Old Slip, New York, New York 10005

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐   third-party tender offer subject to Rule 14d-1.
☒   issuer tender offer subject to Rule 13e-4.
☐   going-private transaction subject to Rule 13e-3.
☐   amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

i

SCHEDULE TO
This Tender Offer Statement on Schedule TO relates to offers (the “exchange offers”) pursuant to which EchoStar Corporation (“EchoStar”) is offering to exchange any and all of the 0% Convertible Notes due 2025 (the “DISH Network 2025 Notes”) issued by DISH Network Corporation (“DISH Network”) and any and all of the 3.375% Convertible Notes due 2026 issued by DISH Network (the “DISH Network 2026 Notes,” together with the DISH 2025 Notes, the “Existing Notes”), for aggregate principal amount of up to $2,677,379,000 of EchoStar’s 10.00% Senior Secured Notes due 2030 (the “New EchoStar Notes”).
As previously reported in the Current Report on Form 8-K filed by DISH Network on January 2, 2024, DISH Network and EchoStar completed the transactions contemplated by the Amended and Restated Agreement and Plan of Merger, dated as of October 2, 2023 (the “Merger Agreement”), by and among EchoStar, EAV Corp., a Nevada corporation and a wholly owned subsidiary of EchoStar (“Merger Sub”), and DISH Network, pursuant to which EchoStar acquired DISH Network by means of the merger of Merger Sub with and into DISH Network (the “Merger”), with DISH Network surviving the Merger as a wholly owned subsidiary of EchoStar.
In connection with the completion of the Merger, on December 29, 2023, EchoStar, DISH Network and U.S Bank Trust Company, National Association (as successor to U.S. Bank National Association), as trustee, entered into (i) the First Supplemental Indenture to that certain Indenture, dated as of August 8, 2016, pursuant to which DISH Network issued the DISH Network 2026 Notes, and (ii) the First Supplemental Indenture (together with the First Supplemental Indentures referred to in clause (i) above, the “First Supplemental Indentures”) to that certain Indenture, dated as of December 21, 2020, pursuant to which DISH Network issued the DISH Network 2025 Notes. The First Supplemental Indentures provide that, as of 11:59 p.m. ET on December 31, 2023 (the “Effective Time”), the right of the holders of the Existing Notes that were outstanding as of the completion of the Merger to convert each $1,000 principal amount of such Existing Notes into shares of DISH Network Class A Common Stock, par value $0.01 per share (“DISH Class A Common Stock”), was changed into a right to convert such principal amount of Existing Notes into the number of shares of EchoStar Class A Common Stock, par value $0.001 per share (“EchoStar Class A Common Stock”), that a holder of a number of shares of DISH Class A Common Stock equal to the applicable Conversion Rate (as defined in the applicable DISH Network Indenture) would have been entitled to receive upon the completion of the Merger. Upon the completion of the Merger, each then-outstanding share of DISH Class A Common Stock was converted into the right to receive 0.350877 shares of EchoStar Common Stock, resulting in an adjusted Conversion Rate of 4.2677 for the DISH Network 2025 Notes and 5.3835 for the DISH Network 2026 Notes.
Concurrently with the exchange offers, DISH Network is also soliciting consents (the “consent solicitations”) from each holder of the Existing Notes, upon the terms and conditions set forth in this prospectus, to certain proposed amendments (the “proposed amendments”) to (1) the Indenture, dated as of December 21, 2020, between DISH Network and U.S. Bank National Association, as trustee (as modified by the applicable First Supplemental Indenture, the “DISH Network 2025 Indenture”), relating to the DISH Network 2025 Notes, (2) the Indenture, dated as of August 8, 2016, between DISH Network and U.S. Bank National Association, as trustee (as modified by the applicable First Supplemental Indenture, the “DISH Network 2026 Indenture” and, together with the DISH Network 2025 Indenture, the “DISH Network Indentures”) related to the DISH Network 2026 Notes and (3) the Existing Notes.
The proposed amendments will, among other things, eliminate certain events of default and substantially all of the restrictive covenants in the DISH Network Indenture and the Existing Notes, including but not limited to any cross-defaults to and payment bankruptcy or other defaults by any subsidiaries of DISH Network, the merger covenant, which sets forth certain requirements that must be met for DISH Network to consolidate, merge or sell all or substantially all of its assets, and the reporting covenant, which requires DISH Network to provide certain periodic reports to noteholders. Holders of Existing Notes that decline to exchange them in the exchange offers and consent solicitations will, upon the consummation of the exchange offers and consent solicitations, hold amended Existing Notes by operation of the proposed amendments.
The exchange offers and consent solicitations commenced on January 12, 2024 and shall expire immediately following 11:59 p.m., Eastern time, on February 9, 2024, unless extended or earlier terminated by EchoStar. The exchange offers and consent solicitations are made on the terms and subject to the conditions contained in the preliminary prospectus and consent solicitation statement (the “Prospectus”), which forms a part of the Registration Statement on Form S-4, dated January 12, 2024 (the “Registration Statement”), as the same may be amended or supplemented, which is incorporated by reference as exhibit (a)(1) hereto.
This Schedule TO is being filed in satisfaction of the reporting requirements of Rules 13e-4(b)(1) and 13(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All of the information contained in the Prospectus and any amendments or any other supplements thereto relating to the exchange offers and consent solicitations, are hereby expressly incorporated herein by reference in response to all items in this Schedule TO, and as more precisely set forth below.
Item 1.   Summary Term Sheet.
The information set forth in the Prospectus under the headings “Summary of Terms of The Exchange Offers and Consent Solicitations” and “Questions and Answers about The Exchange Offers and Consent Solicitations” is incorporated herein by reference.
Item 2.   Subject Company Information.
(a)
Name and Address.   The name of the subject company is DISH Network Corporation. The address of the principal executive offices of the subject company is: 9601 South Meridian Boulevard, Englewood, Colorado 80112. The telephone number of the principal executive offices of the subject company is (303) 723-1000.

(b)
Securities.   The subject classes of securities are the 0% Convertible Senior Notes due 2025 and 3.375% Convertible Notes due 2026 issued by DISH Network. As of the date of this Schedule TO, $1,957,197,000 aggregate principal amount of Convertible Senior Notes due 2025 and $2,908,801,000 aggregate principal amount of Convertible Senior Notes due 2026 are outstanding.

(c)
Trading Market and Price.   There is no established trading market for the Existing Notes other than limited or sporadic quotations.

Item 3.   Identity and Background of Filing Person.
(a)
Name and Address.   EchoStar is the filing person and an affiliate of DISH Network. DISH Network is a wholly owned subsidiary of EchoStar. The address of EchoStar is 100 Inverness Terrace East, Englewood, Colorado 80112. The telephone number of the principal executive offices of EchoStar is (303) 706-4000.

As required by General Instruction C to Schedule TO, the following persons are directors and executive officers of EchoStar. Charles W. Ergen, EchoStar’s Chairman, and certain entities established for the benefit of his family beneficially own equity securities representing approximately 91.4% of the total voting power of all classes of EchoStar’s outstanding shares as of January 12, 2024 and through such beneficial ownership Mr. Ergen and such entities have the ability to elect all of EchoStar’s directors and to control all other matters requiring the approval of EchoStar’s shareholders.
Name	Position(s) held
Charles W. Ergen	Chairman
Cantey M. Ergen	Director
Kathleen Q. Abernathy	Director
George R. Brokaw	Director
Stephen J. Bye	Director
James DeFranco	Director
Tom A. Ortolf	Director
R. Stanton Dodge	Director

Name	Position(s) held
Lisa Hershman	Director
William D. Wade	Director
Hamid Akhavan	President, Chief Executive Officer and Director
Paul Gaske	Chief Operating Officer, Hughes
Michael Kelly	Executive Vice President and Group President, Retail Wireless
Dean A. Manson	Chief Legal Officer and Secretary
Paul W. Orban	Executive Vice President and Chief Financial Officer, DISH
Gary Schanman	Executive Vice President and Group President, Video Services
John W. Swieringa	President, Technology and Chief Operating Officer
The address of each individual listed above is 100 Inverness Terrace East, Englewood, Colorado, 80112. The telephone number of the principal executive offices of EchoStar is (303) 706-4000.
Item 4.   Terms of the Transaction.
(a)
Material Terms.

(1)   Tender Offers.
(i)
The information set forth under the headings “Summary of Terms of The Exchange Offers and Consent Solicitations,” “Questions and Answers about The Exchange Offers and Consent Solicitations” and “The Exchange Offers and Consent Solicitations — Terms of The Exchange Offers and Consent Solicitations” of the Prospectus is incorporated herein by reference.

(ii)
The information set forth under the headings “Summary of Terms of The Exchange Offers and Consent Solicitations,” “Summary of Terms of The New EchoStar Notes,” “Questions and Answers about The Exchange Offers and Consent Solicitations,” “The Exchange Offers and Consent Solicitations — Terms of The Exchange Offers and Consent Solicitations” and “Description of the New EchoStar Notes” of the Prospectus is incorporated herein by reference.

(iii)
The information set forth under the headings “Summary of Terms of The Exchange Offers and Consent Solicitations,” “Questions and Answers about The Exchange Offers and Consent Solicitations” and “The Exchange Offers and Consent Solicitations —  Expiration Date; Extensions; Amendments” of the Prospectus is incorporated herein by reference.

(iv)
Not Applicable.

(v)
The information set forth under the headings “Summary of Terms of The Exchange Offers and Consent Solicitations,” “Questions and Answers about The Exchange Offers and Consent Solicitations” and “The Exchange Offers and Consent Solicitations — Extensions; Amendments” of the Prospectus is incorporated herein by reference.

(vi)
The information set forth under the headings “Summary of Terms of The Exchange Offers and Consent Solicitations,” “Questions and Answers about The Exchange Offers and Consent Solicitations,” “The Proposed Amendments,” and “The Exchange Offers and Consent Solicitations — Withdrawal of Tenders and Revocation of Corresponding Consents” of the Prospectus is incorporated herein by reference.

(vii)
The information set forth under the headings “Summary of Terms of The Exchange Offers and Consent Solicitations,” “Questions and Answers about The Exchange Offers and Consent Solicitations,” “The Exchange Offers and Consent Solicitations — Withdrawal of Tenders and Revocation of Corresponding Consents” and “The Exchange

Offers and Consent Solicitations — Procedures for Tendering and Consenting” of the Prospectus is incorporated herein by reference.
(viii)
 The information set forth under the headings “Summary of Terms of The Exchange Offers and Consent Solicitations,” “Questions and Answers about The Exchange Offers and Consent Solicitations,” “The Exchange Offers and Consent Solicitations — Terms of The Exchange Offers and Consent Solicitations,” and “The Exchange Offers and Consent Solicitations — Procedures for Tendering and Consenting” of the Prospectus is incorporated herein by reference.

(ix)
Not Applicable.

(x)
The information set forth under the headings “Summary,” “Risk Factors,” “Questions and Answers about The Exchange Offers and Consent Solicitations,” “The Exchange Offers and Consent Solicitations,” and “Description of the New EchoStar Notes” of the Prospectus is incorporated herein by reference.

(xi)
The information set forth under the heading “The Exchange Offers and Consent Solicitations — Accounting Treatment” of the Prospectus is incorporated herein by reference.

(xii)
The information set forth under the headings “Summary of Terms of The Exchange Offers and Consent Solicitations” and “Material U.S. Federal Income Tax Consequences” of the Prospectus is incorporated herein by reference.

(b)
Purchases.   None of EchoStar’s officers, directors or affiliates holds any of the Existing Notes and, therefore, no Existing Notes will be purchased from any officer, director or affiliate of EchoStar in connection with the Exchange Offer.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.
(e)
Agreements involving the subject company’s securities.

The information set forth in the sections entitled “Certain Relationships and Related Party Transactions,” “Interests of Affiliates in the Merger” and “Potential Payment to EchoStar Named Executive Officers in Connection with the Merger” of the joint information statement/prospectus and notice of action by written consent, filed with the SEC on November 7, 2023 by EchoStar pursuant to Rule 424(b)(3) is incorporated herein by reference.
The information set forth in the sections entitled “Security Ownership of Certain Beneficial Owners and Management,” “Compensation Discussion and Analysis,” “Director Compensation and Other Information,” “2022 Director Compensation,” “Equity Compensation Plan Information,” and “Certain Relationships and Related Party Transactions” of DISH Network’s Definitive Proxy Statement filed with the SEC on March 17, 2023 is incorporated herein by reference.
The information set forth in the sections entitled “Equity Security Ownership and Related Matters,” “Executive Compensation and Other Information,” “Director Compensation and Other Information,” and “Certain Relationships and Related Party Transactions” of EchoStar’s Definitive Proxy Statement filed with the SEC on March 14, 2023 is incorporated herein by reference.
Item 6.   Purposes of the Transaction and Plans or Proposals.
(a)
Purposes and (b) Use of Securities Acquired.   The information set forth in the Prospectus in the sections entitled “Questions and Answers about The Exchange Offers and Consent Solicitations —  Why is EchoStar Making The Exchange Offers and Consent Solicitations?,” “The Exchange Offers and Consent Solicitations — Purpose of The Exchange Offers and Consent Solicitations” and “Use of Proceeds” are incorporated by reference herein.

(c)
Plans.

(1)
The information set forth under the headings “Summary — The Company,” “Questions and

Answers about The Exchange Offers and Consent Solicitations — Why is EchoStar Making The Exchange Offers and Consent Solicitations?” “Questions and Answers about The Exchange Offers and Consent Solicitations — What is the Sale?” and “Risk Factors — Risks Related to the Sale” of the Prospectus is herein incorporated by reference.
(2)
See Item 6(c)(1) above.

(3)
See Item 6(c)(1) above.

(4)
As contemplated by the Merger Agreement, effective as of the Effective Time, the directors of DISH Network ceased to be directors of DISH Network and the directors of Merger Sub immediately prior to the Effective Time became the directors of DISH Network until their successors are duly elected or appointed and qualified in accordance with applicable legal requirements.

The directors of DISH immediately following the Effective Time are Charles W. Ergen, Hamid Akhavan and Tom A. Ortolf.
(5)
See Item 6(c)(1) above.

(6)
As a result of the Merger, the Class A common stock of DISH Network is no longer listed on The Nasdaq Stock Market.

(7)
None.

(8)
As a result of the Merger, DISH Network intends to file a Form 15 with the SEC to terminate its registration under the Exchange Act in respect of the shares of DISH Class A Common Stock and suspend its reporting obligations under Sections 13(a) and 15(d) of the Exchange Act.

(9)
See Item 6(c)(1) above.

(10)
None.

(d)
Subject company negotiations.   Not Applicable.

Item 7.   Source and Amount of Funds and Other Consideration.
(a)
Source of Funds.   The consideration to be used in the Exchange Offer consists of the New EchoStar Notes. If all of the Existing Notes are tendered and accepted for exchange, an aggregate principal amount of $2,677,379,000 of the New EchoStar Notes will be issued. EchoStar intends to pay the fees and expenses relating to the Exchange Offer, including the fees and expenses of the exchange agent, the information agent, the dealer manager, the financial printer, counsel, accountants and other professionals, with cash on hand.

(b)
Conditions.   None.

(d)
Borrowed Funds.   Not Applicable.

Item 8.   Interest in Securities of the Subject Company.
(a)
Securities Ownership.   None.

(b)
Securities Transactions.   None.

Item 9.   Persons/Assets Retained, Employed, Compensated or Used.
(a)
Solicitations or Recommendations.   The information set forth in the Prospectus in the sections entitled “The Exchange Offers and Consent Solicitations — Exchange Agent,” “The Exchange Offers and Consent Solicitations — Information Agent” and “The Exchange Offers and Consent Solicitations — Dealer Manager” is incorporated herein by reference. None of EchoStar, DISH

Network, the dealer manager, the exchange agent, the information agent, the trustee under either DISH Network Indenture or the trustee under the EchoStar Indenture, or any other person makes any recommendation in connection with the exchange offers or consent solicitations as to whether any DISH Network noteholder should tender or refrain from tendering all or any portion of the principal amount of that holder’s Existing Notes (and in so doing, consent to the adoption of the proposed amendments to applicable DISH Network Indenture and the Existing Notes), and no one has been authorized by any of them to make such a recommendation.
Item 10.   Financial Statements.
(a)
Financial Information.

(1)
The audited consolidated financial statements of (i) EchoStar set forth on pages F-1 through F-68 in its Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on February 23, 2023 (the and of (ii) DISH Network set forth on pages F-1 through F-90 in its Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on February 23, 2023 are incorporated herein by reference.

(2)
The unaudited condensed consolidated financial statements of (i) EchoStar set forth on pages 1 through 41 in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2023, filed with the SEC on November 6, 2023 and of (ii) DISH Network set forth on pages 1 through 67 in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2023 are incorporated herein by reference.

(b)
Pro Forma Information.   The information set forth in the Prospectus in the section entitled “Capitalization” and set forth in Amendment No. 1 to the Registration Statement on Form S-4 (Registration No. 333-274837) filed by EchoStar on November 6, 2023 in in the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” is incorporated herein by reference.

Copies of the financial statements incorporated herein by reference pursuant to this Item 10 can be obtained at no cost by telephone request at (303) 706-4000 or by written request by mail at: EchoStar Corp., Attention: General Counsel, 100 Inverness Terrace East, Englewood, Colorado 80112.
Item 11.   Additional Information.
(a)
Agreements, Regulatory Requirements and Legal Proceedings.

(1)
None.

(2)
None.

(3)
None.

(4)
None.

(5)
None.

(b)
Not applicable.

(c)
Other Material Information.   The information set forth in the Prospectus is incorporated herein by reference.

Item 12.   Exhibits.
(a)
The Exhibit Index attached hereto is incorporated by reference.

(b)
Filing Fee Exhibit is filed herewith.

Item 13.   Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
ECHOSTAR CORPORATION
Date: January 12, 2024	By: /s/ Paul W. Orban Name: Paul W. Orban Title: Executive Vice President and Chief Financial Officer, DISH

EXHIBIT INDEX
(a)(1)	Prospectus, dated January 12, 2024 (incorporated herein by reference to the Registration Statement on Form S-4 filed by EchoStar Corporation on January 12, 2024).
(a)(2)	Indenture, relating to the 0% Convertible Notes due 2025, dated as of December 21, 2020, by and between DISH Network Corporation and U.S. Bank National Association, as Trustee (incorporated by reference from Exhibit 4.1 to the Current Report on Form 8-K of DISH Network Corporation filed December 22, 2020).
(a)(3)	Indenture, relating to the 3 3/8% Convertible Notes due 2026, dated as of August 8, 2016, by and between DISH Network Corporation and U.S. Bank National Association, as Trustee (incorporated by reference from Exhibit 4.1 to the Current Report on Form 8-K of DISH Network Corporation filed August 8, 2016).
(a)(4)	First Supplemental Indenture, relating to the DISH 0% Convertible Notes due 2025, dated as of December 29, 2023, among DISH Network Corporation, EchoStar Corporation and U.S. Bank Trust Company, National Association (as successor to U.S. Bank National Association), as Trustee (incorporated by reference from Exhibit 4.3 to the Current Report on Form 8-K of DISH Network Corporation filed January 2, 2024).
(a)(5)	First Supplemental Indenture, relating to the DISH 3.375% Convertible Notes due 2026, dated as of December 29, 2023, among DISH Network Corporation, EchoStar Corporation and U.S. Bank Trust Company, National Association (as successor to U.S. Bank National Association), as Trustee (incorporated by reference from Exhibit 4.1 to the Current Report on Form 8-K of DISH Network Corporation filed January 2, 2024).
(a)(6)**	Form of Second Supplemental Indenture relating to the 0% Convertible Notes due 2025, between DISH Network Corporation. and U.S. Bank Trust Company, National Association, as trustee
(a)(7)**	Form of Second Supplemental Indenture relating to the 3 3/8% Convertible Notes due 2026, between DISH Network Corporation. and U.S. Bank Trust Company, National Association, as trustee
(a)(8)	Form of DISH Network Corporation’s 0% Convertible Note due 2025 (included as part of Exhibit (a)(2)).
(a)(9)	Form of DISH Network Corporation’s 3 3/8% Convertible Note due 2026 (included as part of Exhibit (a)(3)).
(a)(10)**	Form of Indenture between EchoStar Corporation, the guarantors party thereto and U.S. Bank Trust Company, National Association, as trustee and collateral agent, relating to the 10.00% Senior Secured Notes due 2030.
(a)(11)**	Form of EchoStar Corporation’s 10.00% Senior Secured Note due 2030 (included as part of Exhibit (a)(10)).
(a)(12)*	Press Release, dated January 12, 2024.
(b)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
107*	Filing Fee Table.

*
Filed herewith.

**
To be filed by amendment.